UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 9, 2005

Metal Storm Limited ———————————————————————————————————
(Translation of registrant’s name into English)

Level 34, Central Plaza One, 345 Queen Street BRISBANE QLD 4000
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

US Army selects Metal Storm
Crowd Control SBIR
for Contract Negotiation

Arlington VA – September 2, 2005 – Metal Storm Limited (NASDAQ Small Cap ticker symbol MTSX, ASX trading code: MST) announced today that the US Army’s Armament
Research, Development and Engineering Center (ARDEC) has selected the Company’s
Small Business Innovative Research (SBIR) Phase II proposal titled ‘Metal Storm
Crowd Control System’ for a contract award, subject to successful completion of contract negotiations.  The proposed funding amount to complete this project is
US$730,000 (approximately AU$950,000).

The US Army Research Office has listed Metal Storm on its web site
(www.aro.army.mil/arowash/rt/awards/sbir_recent_05ph2_company.htm) as a company selected for award of a Phase II SBIR in 2005.  Awards are made subject to successful completion of contract negotiations with selected companies and the availability of funds.  Based on current information Metal Storm expects this negotiation process to be completed by the end of September 2005.

This SBIR Phase II project will provide for the design, prototyping and feasibility demonstration of Metal Storm less than lethal munitions that will provide a scalable effect for crowd control.  These munitions will be with the Metal Storm launcher technology and incorporated into the munitions will be smart-round capability, providing an improved level of safety and flexibility in the less than lethal spectrum of operations.  The project once started, is expected to occur over a 2 year period.

David Smith, Metal Storm’s Chief Executive Officer said, “This proposal selection is significant for two reasons. Firstly, it’s the first Phase II SBIR selection that the company has achieved and we aim to take it through to a successful conclusion as a Phase III project, which is the commercialization phase. Secondly, it will facilitate the development of a family of less-than-lethal munitions to be added to the Metal Storm line of High
(HE) munitions currently under development, and will provide the US Army with a range of munitions to use with Metal Storm 40mm weapon systems.”

“We are extremely pleased to have our technology proposal selected by the US
Army in support of their efforts to provide a broad warfighting versatility.  I believe this has the potential to add enormous capability to operations requiring crowd control and for the urban warfare environment.

“As advised to the market in March, Metal Storm has initiated discussions with several munitions contractors regarding continued munitions development and the establishment of production capabilities. This will ensure we can provide a family of munitions, including less than lethal, to go with our weapons
We will continue to keep the market informed of developments in this area”,
Mr. Smith.

For further information on the SBIR Program and Process please see the footnote below.

 Investor Contact: Media Contact:
 David Smith         Gregory Pettit
 Metal Storm Limited Hill & Knowlton
 TEL: 703 248 8218 TEL: 212 1885 0300
 dsmith@metalstorm.com gpettit@hillandknowlton.com

www.metalstorm.com

About Less than Lethal Weapons
(Source: Department of Defense Directive. 1996, 9 July - Policy for Non-Lethal
Weapons. No. 3000.3)
The US Department of Defense defines these weapons as follows:
Weapons that are explicitly designed and primarily employed so as to incapacitate personnel or material, while minimizing fatalities, permanent injury to personnel, and undesired damage to property and the environment.
Unlike conventional lethal weapons that destroy their targets principally through blast, penetration and fragmentation, non-lethal weapons employ means other than gross physical destruction to prevent the target from functioning.
Non-lethal weapons are intended to have one, or both, of the following characteristics: a. they have relatively reversible effects on personnel or materiel, b. they affect objects differently within their area of influence.

About the US Army SBIR Program
(source: US Army Research Office website – all amounts expressed in US$)

The Small Business Innovation Research (SBIR) Program is a
Congressionally-mandated program which was established in 1982 (with subsequent reauthorizations in 1986, 1992, and 2000 until 2008) to increase the participation of small businesses in federal research and development (R&D).

The goal of the dual-use SBIR Program is to tap into the innovativeness and creativity of the small business community to help meet government R&D objectives. At the same time, these small companies develop technologies, products, and services which they can then commercialize through sales in the private sector or back to the government.

Three-Phase Process

The SBIR Program conducts a project, if successful, through three phases.
Proposals submitted in response to the solicitation topics are competitively selected for Phase I awards. Note that Phase I is the entry point to the program; it cannot be bypassed. Phase I proposals must respond to a specific topic in the solicitation; the SBIR Program does not accept unsolicited proposals.

In Phase I, the company must prove the feasibility of its concept within a six-month, Phase I - $70,000 effort. The Phase I contract also includes an option, for up to $50,000, which may be exercised by the Army to fund interim
Phase II activities if the project is selected to receive a Phase II award. The option is intended to fund initial Phase II activities for up to four months while the Phase II contract is being negotiated, providing critical continuity to the company's overall SBIR effort.

Successful Phase I companies are invited to compete for Phase II funding by submitting Phase II proposals near the end of their Phase I efforts. Phase II a substantial R&D effort, up to $730,000 over two years, and is intended to result in a dual-use prototype product or service meeting the requirements of the original solicitation topic and which can be made commercially viable.

Phase III is the goal of every SBIR effort, and represents the phase of the program. In Phase III, the successful company markets the products or services developed in Phase II, either to the government or in the sector. No SBIR funds can be used in Phase III. The intention of SBIR is that each company receiving an investment of SBIR funds during Phases I and II now be prepared to compete in the commercial marketplace in Phase III.

About Metal Storm
Metal Storm Limited is a defense technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked round”
technology. The company is headquartered in Brisbane, Australia and in the US, with an office in Washington DC.  The company has invented a ballistics technology that has no known conventional equivalent.  Metal Storm working with government agencies and departments, as well as industry, to develop a variety of systems utilizing the Metal Storm non-mechanical, electronically fired stacked ammunition system.

Safe Harbor
Certain statements made herein that use the words “estimate”, “project”,
“intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities
Litigation Reform Act of 1995.  These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel.  For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Metal Storm Limited

Date: September 2, 2005	By:	James D MacDonald
	Name:	James D MacDonald
	Title:	Company Secretary